U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-3004
CUSIP NUMBER:

(Check One):   [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Report Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Illinois Power Company
Full Name of Registrant

________________________________________________________________________________________________
Former Name if Applicable

500 South 27th Street
Address of Principal Executive Office (Street and Number)

Decatur, Illinois 62521-2200
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported in the current report on Form 8-K filed on October 1, 2004 by Illinois Power Company (the “Registrant”), Ameren Corporation (“Ameren”) issued a press release announcing the completion of its acquisition of the Registrant from Dynegy Inc. and certain of its affiliates on September 30, 2004. As of such acquisition, the Registrant became a subsidiary of Ameren.

The preparation of the financial statements of the Registrant was not completed by November 15, 2004, the required filing date of the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, because the new management of the Registrant has not been able to complete, within the period of time subsequent to the September 30, 2004 acquisition, the process by which it reviews the data to be included in the subject report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin J. Lyons        (314) 621-3222
(Name)                          (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

[X] Yes        [  ] No

2

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes        [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3

ILLINOIS POWER COMPANY
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004                By: /s/ Martin J. Lyons
                        Name: Martin J. Lyons
Title: Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4